UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Related Party’s Participation in Paid-in Capital Increase by LG Display Co., Ltd. (the “Company”)

On December 19, 2023, LG Display Co., Ltd. (the “Company”) filed public disclosure with the Korea Fair Trade Commission regarding the resolution adopted by the Board of Directors of LG Electronics Co., Ltd. (“LG Electronics”), the Company’s largest shareholder, to approve LG Electronics’ participation in the Company’s proposed paid-in capital increase. The key details of such disclosure are as follows:

1. Related Party: LG Electronics Co., Ltd.

a. Relationship to the Company: Affiliate

2. Details of Capital Contribution by the Related Party

a. Amount of Capital Contribution: Korean Won (“KRW”) 494,091 million

b. Number of Shares for Subscription: 51,737,236 shares

c. Percentage Ownership After Capital Contribution: 37.47%

d. Method of Capital Contribution: Participation in Paid-in Capital Increase

e. Price per Share: KRW 9,550

3. Details of Paid-in Capital Increase

a. Amount of Capital Increase: KRW 1,357,860 million

b. Number of Shares to be Issued: 142,184,300 shares

4. Resolution by Board of Directors

a. Date: December 18, 2023

b. Participation by outside directors

i. Number of directors present: four

ii. Number of directors absent: none

c. Participation by statutory auditors (audit committee members): yes

5. Remarks

a. The figures set forth in Sections 2.a. (Amount of Capital Contribution), 2.b. (Number of Shares for Subscription), and 2.c. (Percentage Ownership after Capital Contribution) above are estimates based on the sum of the number of shares allotted to existing shareholders and the number of shares allowed for oversubscription. Accordingly, such figures may decrease depending on the actual results of allocation for any oversubscribed shares.

b. The figures set forth in Sections 2.e. (Price per Share) and 3.a. (Amount of Capital Increase) above are based on the estimated issue price and may be subject to change depending on the final issue price, which is scheduled to be determined on February 29, 2024.

※ Related Disclosure: Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated December 18, 2023, which was furnished to the United States Securities and Exchange Commission under Form 6-K on the same date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: December 19, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division